
December 18, 2018

Paul W. Hoelscher
Executive Vice President, Chief Financial Officer
Horizon Pharma plc
Connaught House 1st Floor
1 Burlington Road
Dublin 4, D04 C5Y6, Ireland

> **Re: Horizon Pharma plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 10-Q for the Quarterly Period Ended September 30, 2018**
> **Filed November 7, 2018**
> **File No. 001-35238**

Dear Mr. Hoelscher:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 45

1. Please provide us the following information, regarding your presentation of non-GAAP financial measures.
   - Describe the nature and purpose of the following non-GAAP adjustments and explain the factors that you considered in excluding them from the non-GAAP financial measures: re-measurement of royalties for medicines acquired through business combinations, drug substance harmonization costs, upfront and milestone payments related to license agreements, accretion of royalty liabilities and royalties for medicines acquired through business combinations.

- Explain why most of the explanatory notes to the non-GAAP presentation on pages 21-22 of your Form 8-K dated November 7, 2018 were omitted from the corresponding presentations in your Form 10-K for 2017 and Forms 10-Q for 2018.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance